Exhibit 4.8

SERVICES AGREEMENT

(the “Agreement”)

Made and Entered into on the 26th Day of January, 2016.

Between:	Foresight Autonomous Holdings Ltd.
Company No. 520036062
Whose registered address is at 10 Abba Even Avenue,
PO Box 2081, Herzliya
(hereinafter: the “Company”)

On the One Part;

And:	Mr. Ariel Dor
Identity Card No. 043017334
of 7 Tar’ad Street, Ramat Gan
(hereinafter: the “Service Provider”)

On the Second Part;

Whereas	The Service Provider is interested in providing business and strategic consulting services to the Company as the Company’s Chief Operations and Business Development Officer and in other roles, as instructed from time to time by the Company’s Chief Executive Officer (hereinafter: the “CEO”) and/or the board of directors or anyone on their behalf from time to time (hereinafter: the “Position”); and

Whereas	The Service Provider is qualified, holds expertise and is authorized under the provisions of any law to serve in such Position; and

Whereas	The Company is interested in receiving the services of the Service Provider pertaining the Position; and

Whereas	The Service Provider declares that he has the required experience, ability and knowledge to provide the aforesaid services and is capable of providing such services to the Company as set forth in this Agreement; and

Whereas	The parties are interested in regulating the terms and conditions concerning the providing of the services by the Service Provider to the Company and to put them into writing, all as set forth in this Agreement below;

Therefore, it was Declared, Stipulated and Agreed between the Parties as follows:

1.	Preamble, Interpretation and Definitions

1.1.	The preamble hereto constitutes an integral part hereof.

1.2.	The section headings are for convenience only and should not be relied upon for the construction or interpretation of this Agreement.

1.3.	The provisions of any other and/or previous agreements among the Company and/or its held companies and the Service Provider are hereby made null and void, unless expressly provided otherwise herein.

2.	The Nature and Scope of the Position

2.1.	The Company will receive from the Service Provider and the Service Provider will provide to the Company, the following services: The Service Provider will serve as Chief Operations and Business Development Officer in a scope of position of 90% and will provide further services to the Company in various fields within the Company’s line of business (hereinafter: the “Services”). The Company hereby declares that it is aware of the fact that the Service Provider is a combat pilot in active military reserve service and that the remaining 10% of the scope of his position will be devoted to military service days, that will be coordinated to the extent possible with the Company’s needs.

2.2.	In performing his Services, the Service Provider will report to, and be subordinated to, the Company’s CEO and to his decisions.

3.	Identity and Declarations of the Service Provider

3.1.	The Services will be provided to the Company by the Service Provider through Mr. Ariel Dor and this constitutes a fundamental condition of this Agreement.

3.2.	The Service Provider will provide the Services to the Company in a scope of 90% and to the extent required by the Company.

3.3.	The Service Provider hereby declares, that throughout the term of this Agreement, he will not engaged in any other job or occupation, whether as a salaried employee or self employed, including as a consultant, service provider, agent, broker, manager, director, shareholder or in any other manner whatsoever, or serve in any position with any entity, or by himself, whether for compensation or otherwise, directly or indirectly, without the Company’s prior written approval and subject to the terms of such approval. The Company shall neither be obligated to give such approval nor provide reasons for its refusal.

3.4.	The Service Provider hereby declares that he is aware of everything required for the providing of the Services and undertakes to provide his services to the Company with dedication and professionalism, subject to the Company’s policies, as applicable from time to time and in accordance with the instructions to be given to him from time to time by the Company, and efficiently, loyally and skillfully devote his full energy, knowledge, experience, qualifications and talents, his time and efforts, as agreed upon in this Agreement.

3.5.	The Service Provider hereby declares that no limitation and/or prevention exists under any agreement and/or law and/or any other prohibition for fulfilling his undertakings hereunder and that in the event that any such limitation arises in the future, he shall promptly inform same to the Company. The Service Provider further undertakes, that in the execution of his undertakings and the providing of the Services hereunder, he shall comply with the provisions of any law.

4.	The Agreement Term and Revocation

4.1.	This Agreement is entered for an indefinite period, commencing on January 1, 2016 which shall continue unless terminated by either party in accordance with the provisions of sections 4.2-4.4 below (hereinafter: the “Engagement Term”), this without derogating from the necessity to obtain the requisite approvals for the engagement from any relevant corporate organs, to the extent such approvals are required under the provisions of any law.

4.2.	Each party hereto may terminate this Agreement, for any reason whatsoever, provided the party wishing such termination of the Agreement delivers a 90 days prior written notice to the other party, and such termination shall not be deemed as breach of the Agreement (hereinafter: the “Prior Notice” and the “Prior Notice Period”, respectively).

4.3.	In the event that one of the parties notifies the other party of such termination of the Agreement as set forth in section 4.2 above, the Service Provider will continue to provide the Services hereunder, to the best of his ability and fully cooperate with the Company, until the expiry of the Prior Notice Period, against payment of the full Consideration for such Prior Notice Period. Notwithstanding the aforesaid, the Company may, at its sole discretion, instruct the Service Provider to immediately stop providing the Services, despite the Prior Notice Period, or terminate the Services at any time during the Prior Notice Period, provided the Company pays the Service Provider, in advance, on the due date for payment, the full consideration owing for the remainder of the Prior Notice Period.

4.4.	Notwithstanding that stated in section 4.1 above, the parties agree that the Company may immediately terminate the engagement with the Service Provider, without Prior Notice and without the Company being liable to pay for such Prior Notice Period, in each of the following events:

4.4.1.	The Service Provider has fundamentally breached his obligations under this Agreement.

4.4.2.	The Service Provider was convicted of a criminal offense involving moral turpitude.

4.4.3.	Initiation of bankruptcy proceedings against the Service Provider.

4.4.4.	The Service Provider passed away and/or became incapacitated and/or lost his work ability for a period exceeding 45 days.

4.5.	Upon termination, for any reason, of the engagement between the Company and the Service Provider, the Service Provider undertakes to transfer his position in an orderly fashion to such person as the Company shall instruct.

4.6.	Should the Service Provider’s service be terminated or come to an end, for any reason, including, without limitation, under the provisions of this section above, the Service Provider undertakes, to immediately and without delay return to the Company, at the location indicated by the Company, any written and/or printed and/or recorded and/or typed material and/or any other information that reached him or anyone on his behalf or was prepared by him or by anyone on his behalf in connection with the providing of the Services under this Agreement.

4.7.	The Service Provider further undertakes to return to the Company any equipment and/or assets belonging to the Company and in his possession, all in good condition as such were received by the Service Provider, save for depreciation and normal wear and tear due to reasonable use thereof.

4.8.	It is hereby clarified, that upon revocation of the Agreement, for any reason, any provisions which by their nature are intended to survive the expiry or termination of this Agreement, shall so survive, including, without limitation, the following sections: 4 (The Agreement Term and Revocation), 9 (Absence of Employer-Employee Relationship), 10 (Confidentiality; Non-Competition and Conflict of Interests), 11 (Miscellaneous).

5.	Company Supervision

By virtue of his position, the Service Provider shall be subordinated to the CEO of the Company.

6.	Consideration and Benefits

6.1.	In consideration for and subject to full compliance of the Service Provider with the provisions hereof, the Company will pay the Service Provider a fixed monthly payment in the amount of NIS 35,000 (thirty five thousand Israeli Shekels), plus lawful VAT, against a duly issued tax invoice (hereinafter: the “Monthly Payment”).

6.2.	In addition, the Company will reimburse the Service Provider for his car expenses and cellular phone in the amount of NIS 5,000 per month plus lawful VAT, against a duly issued tax invoice. In addition to the expenses set forth above, the Company will cover the Service Provider’s expenses incurred in Israel and abroad in connection with the providing of the Services, in accordance with the Company’s Expenses coverage procedure and the receipts presented by the Service Provider in his monthly tax invoice in accordance with the Company’s procedures.

6.3.	To the extent that for any reason during a certain period no Services are provided by the Service Provider, a pro rata share of the Service Provider’s Monthly Payment will be set off, excluding an accumulated period of up to 16 days each year, that for the purpose of implementation of this provision will not be taken into account. The Service Provider will report once a month of any leave of absence taking place during the month, excluding weekends.

6.4.	The Monthly Payment will be paid by the 10th day of the month for the previous month and subject to the receipt of a duly issued tax invoice of the Service Provider by the 1st day of the month following the month in which the Services were supplied.

6.5.	Pursuant to the resolution of the Company’s management and under its exclusive discretion, the Service Provider shall be entitled to an annual bonus as customary in the Company.

6.6.	Subject to section 7 below, the amounts payable to the Service Provider as set forth in this section 6 constitute the full, agreed and final consideration for the Services to be provided by Service Provider hereunder, including any payment, tax, levy and/or fee of any kind whatsoever as well as all related and/or ancillary payments for the Services hereunder. In determining the consideration any direct and indirect costs, which would have applied to the Company had the Service Provider been employed as an employee, have been taken into account and added.

6.7.	The Service Provider shall be responsible for the payment of any taxes and for any other mandatory payments applicable with respect to the payments, rights and benefits to which the Service Provider is entitled under this Agreement. Without derogating from the generality of the aforesaid, to the extent it is liable to do so under any law, the Company may withhold at the source, from any consideration payable to the Service Provider hereunder, all taxes required to be paid under any law, unless the Service Provider delivers to the Company an exemption from the withholding of tax at source.

7.	Options

The Company shall allocate option warrants to the Service Provider from time to time to purchase shares of the Company, pursuant to its employee stock option plan, in such amount and under such terms as determined by the board of directors of the Company and subject to any approvals required under any law.

8.	Officeholders Insurance

The Company will include the Service Provider in the directors’ and officers’ liability insurance policy procured by the Company.

9.	Absence of Employee - Employer Relationship

9.1.	The Service Provider hereby declares that he owns an independent business through which he provides the Services to the Company; the Service Provider further declares that he has independent dealer files with the Value Added Tax authorities, the National Insurance Institute and the Income Tax authorities and that he shall take care of any such payments by himself and at his expense.

9.2.	The Service Provider declares and undertakes that this type of engagement, as set forth herein, was expressly elected by him and that he is fully aware of any consequences and implications arising from this type of engagement.

9.3.	The Service Provider hereby declares that in the framework of providing the Services by him under this Agreement, there have not been, and there will be no, employee - employer relationship between him and the Company with all the implications of that statement. This, in light of the Service Provider’s explicit election not to become an employee of the Company and his election to provide the Services in the status of an independent contractor, after fully understanding the entire significance of such status, as set forth in section 9.2 above.

9.4.	The Service Provider hereby undertakes to indemnify the Company for any actions whatsoever commenced against the Company due to the question of whether employee - employer relationship have existed between him and the Company, regardless of whether such action commences by the Service Provider and/or any of his employees and/or successors and/or their legal heirs or by any other third party.

9.5.	Without derogating from the aforesaid in section 9.1, the Service Provider hereby declares that it is clear to him and he agrees that the consideration set forth in section 6 above is based on his declarations in sections 9.1-9.4 above, on the representation he made to the Company and the basic assumption underlying the agreement between him and the Company that there have not been, and there will be no, employee - employer relationship between him and the Company.

9.6.	Therefore, the Service Provider hereby agrees that in the event that he claims and/or demands any rights from the Company due to the existence of employee - employer relationship between him and the Company and/or if any legal instance and/or any other entity determines, that indeed such employee - employer relationship exist, then the proper value of services of the Service Provider as employee will be calculated as 60% of the consideration stipulated in section 6 above. Such consideration shall be deemed to have been initially agreed and the Service Provider will return to the Company the difference of 40% of the consideration plus lawful linkage differentials and interest, from the date of payment of any such consideration until actual payment thereof.

That stated in this section shall apply, regardless of whether a claim regarding the existence of any employee - employer relationship is raised and/or if any such action is commenced against the Company and/or any other affiliate thereof, by the Service Provider or by any of his employees and/or successors and/or their estate and/or their heirs and/or by any other third party related thereto. In this context, the Service Provider and/or his estate shall be deemed obligated to make restitution as aforesaid, prior to the making of any payment whatsoever to the Service Provider and/or his estate and/or successors.

9.7.	That stated in this section, including its subsections shall be regarded as a fundamental condition of this Agreement.

10.	Confidentiality; Non-Competition and Conflict of Interests

10.1.	The Service Provider hereby undertakes to keep in strict confidence any data and/or document and/or knowhow and/or information pertaining to the Services provided to the Company and/or the Company’s business activities (hereinafter: the “Confidential Information”), for the duration of this Agreement and following the termination hereof. The Service Provider is aware of the fact that any such information, which is not generally available in the public domain, is the property of the Company. The foregoing shall not apply to any information that is already generally available in the public domain, provided that it has not reached the public domain as a result of an act or omission of the Service Provider and/or anyone on his behalf. The Service Provider hereby undertakes not to make any use whatsoever of the Confidential Information, other than for the purpose of providing his Services under this Agreement and as part of such Services, all for the benefit of the Company.

10.2.	The Service Provider undertakes to avoid being in a situation of conflict of interests between his various business activities and the providing of his Services under this Agreement to the Company. In any event of concern for potential conflicts of interest, the Service Provider undertakes to provide notice thereof to the Company in advance and obtain the Company’s written consent for such act.

10.3.	The Service Provider hereby undertakes that throughout the term of this Agreement and for a period of 12 months following the termination of this Agreement, for any reason (hereinafter: the “Non-Competition Period”), the Service Provider shall not, directly and/or indirectly, work and/or provide services, either by himself or through any corporation on his behalf, as a salaried employee, self-employed person, consultant, partner, shareholder, director or otherwise, as part of, or for any customer of the Company, or for any person or company having business relationships with the Company, or for any competitor of the Company.

10.4.	The Service Provider further undertakes not to approach during the Non-Competition Period any of the Company’s customers or suppliers, including such entities with whom the Company has conducted negotiations at time of termination of this Agreement, with an intent to make them his own customers or suppliers, respectively, and shall not propose any business transactions to them dealing with the same line of business in which the Company is active, other than in the name of the Company and as part of the Services provided thereto and/or shall not receive from them and/or from any person, company or entity affiliated thereto, either directly or indirectly, any position, invitation, offer, work, provision of service or business in which the Company is or has been engaged or, to the Service Provider’s best knowledge, contemplated to engage.

10.5.	The Service Provider’s undertakings under this section constitute fundamental conditions of this Agreement

11.	Miscellaneous

11.1.	Parties’ addresses for the purpose of this Agreement are as follows:

11.1.1.	Service Provider - 7 Tar’ad Street, Ramat Gan.

11.1.2.	The Company - 7 Jabotinsky Street, Ramat Gan.

11.2.	Any notice sent by one party to the other party will be deemed to have been received by the addressee within 72 hours after being posted at the post office in a registered letter and if delivered by hand, shall be deemed to have been immediately received.

11.3.	This Agreement represents all agreements and understandings between the parties in relation to the providing of the Services and revokes any prior agreement and/or understanding.

11.4.	Any change and/or revocation of any of the provisions hereof may only be made by a writing signed by both parties.

11.5.	The Service Provider may not endorse and/or assign to any other person all or any of his rights and/or obligations under this Agreement, unless the Company has given its prior written approval for such.

11.6.	The Service Provider has no and shall have no right of lien over any documents belonging to the Company, including documents which were prepared by and/or through him or any of the Company’s equipment which was made available for his use in the course of providing the Services, and he will return any such documents or equipment to the Company upon its first demand, unless such involve a Substantial Default in payment of the Monthly Payment by the Company as set forth in section 6.4 above, and for this purpose, “Substantial Default” means a delay of 60 days following the due day for payment of the Monthly payment in section 6.4, in which case the right of lien shall be available to the Service Provider. The foregoing shall not derogate from any rights and/or relief available to the Service Provider under any law.

11.7.	No delay in exercising, or default to exercise, any of the parties’ rights under this Agreement shall be deemed as waiver or preclusion of such party.

11.8.	This Agreement is governed by the laws of the State of Israel. The parties hereby submit to the exclusive jurisdiction and venue of the competent courts and tribunals in Tel-Aviv-Yafo for any legal proceedings or disputes arising in connection with this Agreement.

In Witness Whereof the Parties Have Set their Hand
on the Date set forth in the Preamble hereof:

/s/ Ariel Dor		Foresight Autonomous Holdings Ltd.
Ariel Dor	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	CFO